FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on January 31, 2020]

1.	Reason for Submission

As a change in Representative Executive Officers has been resolved at the Board of Directors meeting held on January 30, 2020, the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 9 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1) Representative Executive Officer to retire

Name (Date of Birth)	New Title and Position	Former Title and Position	Number of Shareholdings (in hundreds)	Date of Change
Shoichi Nagamatsu (Jul. 6, 1958)	Director	Director, Representative Executive Officer, Deputy President	2,115	Mar 31, 2020

øThe Number of Shareholdings is stated as of September 30, 2019.

(2) Representative Executive Officer to be appointed

Title and Position	Name (Date of Birth)	Date of Change	Number of Shareholdings (in hundreds)	Business Experience

Representative Executive Officer	Toshio Morita (Apr. 17, 1961)	Apr. 1, 2020	2,417	Apr. 1985	Joined the Company
				Apr. 2008	Senior Managing Director of Nomura Securities Co., Ltd.

				Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.

				Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Apr. 2011	Senior Corporate Managing Director of the Company

				Apr. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Aug. 2012	Executive Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.

				Apr. 2015	Executive Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.

				Apr. 2016	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.

				Apr. 2017	Executive Managing Director of the Company Director Representative Executive Officer and President of Nomura Securities Co., Ltd.

				Apr. 2018	Executive Managing Director and Group Co-COO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.

				Apr. 2019	Executive Managing Director and Group Co-COO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

øThe Number of Shareholdings is stated as of September 30, 2019.

END